Exhibit 99.1

JA Solar Announces Fourth Quarter and Fiscal Year 2013 Results

SHANGHAI, March 17, 2014 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•                 Shipments were 665.5 megawatts (“MW”), consisting of 363.3 MW of modules and 302.2 MW of cells and cell tolling, above the high end of the Company’s previous guidance of 550.0 MW, and an increase of 33.0% from 500.2 MW in the third quarter of 2013

•                 Net revenue was RMB 2.2 billion ($357.3 million), an increase from RMB 1.8 billion ($290.5 million) in the third quarter of 2013

•                 Gross margin was 15.5%, compared with 11.3% in the third quarter of 2013

•                 Operating profit was RMB 58.9 million ($9.7 million), compared with an operating loss of RMB 31.6 million ($5.2 million) in the third quarter of 2013

•                 Net income was RMB 139.5 million ($23.0 million), compared with a net loss of RMB 227.0 million ($37.5 million) in the third quarter of 2013. Earnings per diluted ADS were RMB 1.92 ($0.32), compared with a loss per diluted ADS of RMB 6.77 ($1.12) in the third quarter of 2013

•                 Cash and cash equivalents at the end of the quarter were RMB 2.1 billion ($350.2 million), compared with RMB 1.9 billion ($313.3 million) at the end of the third quarter of 2013

•                 Operating cash flow was positive RMB 426.1 million ($70.4 million), compared with positive RMB 623.4 million ($103.0 million) in the third quarter of 2013

•                 Non-GAAP net earnings(1) attributable to the Company’s ordinary shareholders were RMB 55.1 million ($9.1 million), compared to a non-GAAP net loss attributable to the Company’s ordinary shareholders of RMB 90.2 million ($14.9 million) in the third quarter of 2013

•                 Non-GAAP earnings per diluted ADS in the fourth quarter of 2013 were RMB 0.94 ($0.16), compared to Non-GAAP loss per diluted ADS of RMB 2.24 ($0.37) in the third quarter of 2013

Fiscal Year 2013 Highlights

•                 Shipments grew to approximately 2.1 gigawatts (“GW”), consisting of 1,173.7 MW of modules and module tolling and 898.3 MW of cells and cell tolling, an increase of 21.7% from 1.7 GW in fiscal year 2012

•                 Net revenue was RMB 7.2 billion ($1.2 billion), compared to net revenue of RMB 6.7 billion ($1.1 billion) in fiscal year 2012

(1) JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, (2) fair value of such warrants exceeding net proceeds from the Offering, and (3) changes in fair value of embedded derivatives underlying the convertible notes issued in May 2008. Consistent with this approach, the Company believes that disclosing non-GAAP net loss per share provides useful supplemental data that, while not a substitute for GAAP net loss per share, allows for greater transparency in the review of the Company’s financial and operational performance.

•                 Gross margin was positive 10.6%, compared to gross margin of negative 0.8% in fiscal year 2012

•                 Operating loss was RMB 91.3 million ($15.1 million), compared to an operating loss of RMB 1.4 billion ($237.9 million) in fiscal year 2012

•                 Net loss was RMB 426.5 million ($70.5 million) and loss per diluted ADS was RMB 11.76 ($1.94), compared to a net loss of RMB 1.7 billion ($274.6 million) and a loss per diluted ADS of 42.65 ($7.05) in fiscal year 2012

•                 Operating cash flow was positive RMB 1.5 billion ($255.2 million), compared to operating cash flow of positive RMB 8.6 million ($1.4 million) in fiscal year 2012

•                 Cash and cash equivalents at the end of the fiscal year were RMB 2.1 billion ($350.2 million), compared with RMB 3.0 billion ($500.8 million) at the end of fiscal year 2012

•                 Non-GAAP net loss attributable to the Company’s ordinary shareholders was RMB 378.2 million ($62.5 million), compared to a non-GAAP net loss attributable to the Company’s ordinary shareholders of RMB 1.7 billion ($274.6 million) in fiscal year 2012

•                 Non-GAAP loss per diluted ADS in fiscal year 2013 was RMB 9.39 ($1.55), compared to a non-GAAP loss per diluted ADS of RMB 42.65 ($7.05) in fiscal year 2012

Mr. Baofang Jin, chairman and CEO of JA Solar, commented, “JA Solar ended 2013 on a strong note, as we comfortably exceeded the high end of our shipment guidance and returned to profitability in the fourth quarter. Stabilization of the pricing environment coupled with our continuous cost-reduction efforts enabled us to expand our gross margin to over 15%. We also generated significant operating cash flow as we focused on collecting receivables and executing sales with favorable payment terms, allowing us to fuel the expansion of our business while maintaining a prudent capital structure.”

Mr. Jin continued, “We continued to perform well in all of our key regions in the fourth quarter, notably China, which is proving to be one of the cornerstone markets of global solar demand. With Japan expected to remain a major growth driver in 2014, we’re pleased to have solidified our position there as one of the leading international solar suppliers. We also continue to see healthy demand in a range of European markets, with our progress in the U.K. utility market being a particular highlight.”

“In 2014, we plan to build out our position in key markets across Asia, Europe and North America, while exploring opportunities in fast-growing regions including Latin America and the Middle East, where we have gained a solid foothold in recent months. With our global footprint and increasing recognition of JA Solar’s superior conversion efficiency and product performance, we target to grow our shipments by over 30% this year to between 2.7 GW and 2.9 GW. We will also continue to explore downstream opportunities that diversify our revenue mix and deliver attractive returns. With a positive revenue outlook and a very competitive cost structure, we are focused on delivering full-year profitability in 2014.”

Fourth Quarter 2013 Financial Results

Total shipments in the fourth quarter of 2013 were 665.5 MW, exceeding the high end of the Company’s previously provided guidance of 500 MW to 550 MW, and representing a 33.0% increase from the 500.2 MW shipped in the third quarter of 2013, and a 33.0% increase from 500.4 MW in the fourth quarter of 2012.

Shipment breakdown by product (MW)

	2012Q4	2013Q3	2013Q4	QoQ%	YoY%
Modules and module tolling	322.2	305.0	363.3	19.1%	12.8%
Cells and cell tolling	178.2	195.2	302.2	54.8%	69.6%
Total	500.4	500.2	665.5	33.0%	33.0%

Shipment breakdown by region (percentage)

	2012Q4	2013Q3	2013Q4	QoQ(pp)		YoY(pp)
China	56.0%	38.7%	53.2%	14.5	pp	-2.8	pp
APAC ex-China	23.9%	39.3%	31.7%	-7.6	pp	7.8	pp
Europe	16.1%	9.3%	8.5%	-0.8	pp	-7.6	pp
Americas	3.2%	10.7%	5.9%	-4.8	pp	2.7	pp
Others	0.8%	2.0%	0.7%	-1.3	pp	-0.1	pp

Net revenue in the fourth quarter of 2013 was RMB 2.2 billion ($357.3 million), an increase of 23.0% from RMB 1.8 billion ($290.5 million) in the third quarter of 2013, and an increase of 29.5% from RMB 1.7 billion ($275.9 million) in the fourth quarter of 2012.

Gross profit in the fourth quarter of 2013 was RMB 335.0 million ($55.3 million), compared with a gross profit of RMB 198.7 million ($32.8 million) in the third quarter of 2013 and a gross loss of RMB 77.1 million ($12.7 million) in the fourth quarter of 2012. Gross margin in the fourth quarter of 2013 was positive 15.5%, compared with positive 11.3% in the third quarter of 2013 and negative 4.6% in the fourth quarter of 2012.

Total operating expenses in the fourth quarter of 2013 were RMB 276.1 million ($45.6 million), compared with RMB 230.4 million ($38.1 million) in the third quarter of 2013 and RMB 416.8 million ($68.9 million) in the fourth quarter of 2012.

Operating profit in the fourth quarter of 2013 was RMB 58.9 million ($9.7 million), compared with an operating loss of RMB 31.6 million ($5.2 million) in the third quarter of 2013 and an operating loss of RMB 493.9 million ($81.6 million) in the fourth quarter of 2012. Operating margin in the fourth quarter of 2013 was positive 2.7%, compared with a negative operating margin of 1.8% in the third quarter of 2013 and a negative operating margin of 29.6% in the fourth quarter of 2012.

Other income in the fourth quarter of 2013 was RMB 4.1 million ($0.7 million), compared with other income of RMB 8.2 million ($1.4 million) in the third quarter of 2013 and other income of RMB 20.5 million ($3.4 million) in the fourth quarter of 2012.

Tax benefit in the fourth quarter of 2013 was RMB 40.0 million ($6.6 million), compared with tax expense of RMB 8.4 million ($1.4 million) in the third quarter of 2013 and tax expense of RMB 5.3 million ($0.9 million) in the fourth quarter of 2012.

Earnings per diluted ADS in the fourth quarter of 2013 was RMB 1.92($0.32), compared with loss per diluted ADS of RMB 6.77 ($1.12) in the third quarter of 2013 and loss per diluted ADS of RMB 15.06 ($2.49) in the fourth quarter of 2012.

In the fourth quarter of 2013, the Company generated positive operating cash flow of RMB 426.1 million ($70.4 million).

Fiscal Year 2013 Results

Fiscal year 2013 shipments were 2.1 GW, an increase of 21.7% from 1.7 GW in fiscal year 2012.

Shipment breakdown by product (MW)

	2012	2013	YoY%
Modules and module tolling	938.6	1173.7	25.0%
Cells and cell tolling	763.5	898.3	17.7%
Total	1702.1	2,072.0	21.7%

Shipment breakdown by region (percentage)

	2012	2013	YoY%
China	50.2%	43.2%	-7.0	pp
APAC ex-China	15.0%	33.6%	18.6	pp
Europe	29.8%	15.1%	-14.7	pp
Americas	4.4%	6.4%	2.0	pp
Others	0.6%	1.7%	1.1	pp

Net revenue in fiscal year 2013 was RMB 7.2 billion ($1.2 billion), an increase of 6.9% from RMB 6.7 billion ($1.1 billion) in fiscal year 2012.

Total gross profit in fiscal year 2013 was RMB 762.3 million ($125.9 million), or 10.6% of net revenue, compared with gross loss of RMB 54.4 million ($9.0 million), or negative 0.8% of net revenue, in fiscal year 2012. Operating loss in fiscal year 2013 was RMB 91.3 million ($15.1 million), compared with operating loss of RMB 1.4 billion ($237.9 million) in fiscal year 2012. In fiscal year 2013, net loss per diluted ADS was RMB 11.76 ($1.94), compared with net loss per diluted ADS of RMB 42.67 ($7.05) in fiscal year 2012.

In fiscal year 2013, the Company generated positive operating cash flow of RMB 1.5 billion ($255.2 million), or RMB 38.40 ($6.34) per diluted ADS.

Liquidity

As of December 31, 2013, the Company had cash and cash equivalents of RMB 2.1 billion ($350.2 million) and total working capital of RMB 1.3 billion ($216.6 million). Total short-term bank borrowings due 2014 were RMB 1.0 billion ($172.2 million). Total long-term bank borrowings were RMB 2.5 billion ($411.3 million), of which RMB 936.2 million ($154.6 million) were due in one year.

Manufacturing Capacity Update

As of December 31, 2013, JA Solar had an annual wafer production capacity of 1.0 GW, an annual cell production capacity of 2.5 GW and an annual module production capacity of 1.8 GW. To satisfy the growing demand for JA Solar’s products, the Company intends to increase both its cell manufacturing capacity and its module manufacturing capacity to 2.8 GW. The expansions are expected to be completed during the second quarter of 2014.

Recent Business Development

On August 14, 2013, the Company announced that it has entered into a Securities Purchase Agreement with a single institutional investor to issue securities in a registered direct offering (the “Offering”). In the Offering, the Company issued to the investor American depositary shares, a “Series A-1 Warrant,” a “Series A-2 Warrant,” a “Series A-3 Warrant” and a “Series B Warrant.” On February 14, 2014, the Series A-2 Warrant was exercised in full with 2,544,833 American depositary shares issued at the price of $9.43 per ADS, resulting in gross proceeds to the Company of $24.0 million.

Business Outlook

For the first quarter of 2014, the Company expects total cell and module shipments to be between 580 MW and 610 MW. For the full year 2014, the Company expects total cell and module shipments to be between 2.7 GW and 2.9 GW, including 200 MW of module shipments to the Company’s downstream projects.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, March 17, 2014, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-845-675-0437 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is “JA Solar.” A live webcast of the conference call will be available on the Company’s website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8199-0299 (international) or +1-646-254-3697 (U.S.). The passcode for the replay is 7243347.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013, which was RMB 6.0537 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2013, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 2.1 GW of solar power products in 2013. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

E-mail: jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2013	Dec. 31, 2013
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,670,241	1,758,444	2,163,044	357,309
Cost of sales	(1,747,352)	(1,559,720)	(1,828,087)	(301,979)
Gross (loss)/profit	(77,111)	198,724	334,957	55,330
Selling, general and administrative expenses	(260,358)	(212,639)	(245,496)	(40,553)
Impairment loss for property, plant and equipment	(147,092)	0	0	0
Research and development expenses	(9,362)	(17,715)	(30,587)	(5,053)
Total operating expenses	(416,812)	(230,354)	(276,083)	(45,606)
(Loss)/income from operations	(493,923)	(31,630)	58,874	9,724
Interest expense	(103,427)	(56,875)	(50,694)	(8,374)
Change in fair value of warrant derivatives	—	(138,333)	87,259	14,414
Other income, net	20,544	8,174	4,073	673
(Loss)/income before income taxes	(576,806)	(218,664)	99,512	16,437
Income tax (expenses)/benefit	(5,327)	(8,366)	39,997	6,607
Net (loss)/income	(582,133)	(227,030)	139,509	23,044
Fair value of warrants in excess of net proceeds of equity offering	0	(44,396)	0	0
Less: income/(loss) attributable to noncontrolling interest	0	1,534	(2,875)	(475)
Net (loss)/income attributable to JA Solar Holdings	(582,133)	(272,960)	142,384	23,519

Net (loss)/income per share attributable to ordinary shareholders::
Basic (Note)	(3.01)	(1.35)	0.49	0.08
Diluted	(3.01)	(1.35)	0.38	0.06

Weighted average number of shares outstanding:
Basic	193,300,847	201,665,457	216,365,357	216,365,357
Diluted	193,300,847	201,665,457	218,404,795	218,404,795

Comprehensive (loss)/income
Net (loss)/income	(582,133)	(227,030)	139,509	23,044
Foreign currency translation adjustments, net of tax	859	(2,447)	1,849	305
Other comprehensive income/(loss)	859	(2,447)	1,849	305
Comprehensive (loss)/income	(581,274)	(229,477)	141,358	23,349
Fair value of warrants in excess of net proceeds of equity offering	0	(44,396)	0	0
Income/(loss) attributable to noncontrolling interest	0	1,534	(2,875)	(475)
Comprehensive (loss)/income attributable to JA Solar Holdings	(581,274)	(275,407)	144,233	23,824

NON-GAAP RECONCILIATION

GAAP net (loss)/income attributable to JA Solar Holdings	(582,133)	(272,960)	142,384	23,519
Change in fair value of warrant derivatives	0	138,333	(87,259)	(14,414)
Fair value of warrants in excess of net proceeds of equity offering	0	44,396	0	0
Non-GAAP net (loss)/income attributable to JA Solar Holdings	(582,133)	(90,231)	55,125	9,105

Non-GAAP net (loss)/income per share attributable to ordinary shareholders:
Basic	(3.01)	(0.45)	0.19	0.03
Diluted	(3.01)	(0.45)	0.19	0.03

Non-GAAP weighted average number of shares outstanding:
Basic	193,300,847	201,665,457	216,365,357	216,365,357
Diluted	193,300,847	201,665,457	218,404,795	218,404,795

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 37.1 million ($ 6.1 million) from the numerator of basic EPS in the fourth quarter 2013.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2013
	RMB’000	RMB’000	USD’000

Net revenues	6,719,065	7,182,789	1,186,512
Cost of sales	(6,773,423)	(6,420,500)	(1,060,591)
Gross (loss)/profit	(54,358)	762,289	125,921
Selling, general and administrative expenses	(901,645)	(765,236)	(126,408)
Impairment loss for property, plant and equipment	(397,789)	0	0
Research and development expenses	(86,429)	(88,306)	(14,587)
Total operating expenses	(1,385,863)	(853,542)	(140,995)
Loss from operations	(1,440,221)	(91,253)	(15,074)
Interest expense	(489,346)	(285,618)	(47,181)
Change in fair value of warrant derivatives		(51,074)	(8,437)
Other income/(loss), net	367,935	(13,574)	(2,242)
Loss before income taxes	(1,561,632)	(441,519)	(72,934)
Income tax (expenses)/benefit	(100,625)	15,027	2,482
Net loss	(1,662,257)	(426,492)	(70,452)
Fair value of warrants in excess of net proceeds of equity offering	0	(44,396)	(7,334)
Less: income attributable to noncontrolling interest	0	2,788	461
Net loss attributable to JA Solar Holdings	(1,662,257)	(473,676)	(78,247)

Net loss per share attributable to ordinary shareholders:
Basic	(8.53)	(2.35)	(0.39)
Diluted	(8.53)	(2.35)	(0.39)

Weighted average number of shares outstanding:
Basic	194,788,429	201,317,884	201,317,884
Diluted	194,788,429	201,317,884	201,317,884

Comprehensive loss
Net loss	(1,662,257)	(426,492)	(70,452)
Foreign currency translation adjustments, net of tax	218	9,507	1,570
Cash flow hedging loss, net of tax	(11,755)	0	0
Other comprehensive (loss)/income	(11,537)	9,507	1,570
Comprehensive loss	(1,673,794)	(416,985)	(68,882)
Fair value of warrants in excess of net proceeds of equity offering	0	(44,396)	(7,334)
Income attributable to noncontrolling interest	0	2,788	461
Comprehensive loss attributable to JA Solar Holdings	(1,673,794)	(464,169)	(76,677)

NON-GAAP RECONCILIATION

GAAP net loss attributable to JA Solar Holdings	(1,662,257)	(473,676)	(78,247)
Change in fair value of warrant derivatives	0	51,074	8,437
Change in fair value of embedded derivatives underlying convertible notes	(31)	0	0
Fair value of warrants in excess of net proceeds of equity offering	0	44,396	7,334
Non-GAAP net loss attributable to JA Solar Holdings	(1,662,288)	(378,206)	(62,476)

Non-GAAP net loss per share attributable to ordinary shareholders:
Basic	(8.53)	(1.88)	(0.36)
Diluted	(8.53)	(1.88)	(0.36)

Non-GAAP weighted average number of shares outstanding:
Basic	194,788,429	201,317,884	201,317,884
Diluted	194,788,429	201,317,884	201,317,884

JA Solar Holdingss Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2012	2013	2013
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,031,462	2,119,740	350,156
Restricted cash	194,379	588,413	97,199
Accounts receivable	1,723,090	1,044,111	172,475
Inventories	930,137	1,347,094	222,524
Advances to suppliers	294,653	401,472	66,319
Other current assets	976,658	851,203	140,609
Total current assets	7,150,379	6,352,033	1,049,282
Property and equipment, net	4,447,469	4,205,854	694,758
Advances to suppliers	1,157,555	753,913	124,538
Long-term investment	50,910	48,802	8,061
Other long term assets	326,153	521,092	86,078
Total assets	13,132,466	11,881,694	1,962,717
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	972,730	1,042,352	172,184
Accounts payable	1,313,535	1,882,631	310,988
Advances from customers	76,875	202,723	33,487
Current portion of long term bank borrowings	1,850,500	936,163	154,643
Convertible Bond	708,548	—	—
Derivative liabilities-current	—	31,106	5,138
Accrued and other liabilities	966,351	945,909	156,254
Total current liabilities	5,888,539	5,040,884	832,694
Long-term borrowings	2,088,139	1,554,000	256,703
Derivative liabilities-non current	—	154,259	25,482
Other long term liabilities	262,964	428,472	70,779
Total liabilities	8,239,642	7,177,615	1,185,658
Total JA Solar Holdingss shareholders’ equity	4,892,824	4,620,262	763,213
Noncontrolling interest	—	83,817	13,846
Total shareholders’ equity	4,892,824	4,704,079	777,059
Total liabilities and shareholders’ equity	13,132,466	11,881,694	1,962,717